J.P. Galda & Co.

Attorneys-at-Law

40 Montgomery Avenue, LTW 220

Ardmore, Pennsylvania 19003

Telephone (215) 815-1534

May 25, 2022

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Karina Dorin, Staff Attorney
Cheryl Brown, Law Clerk

Re: Bunker Hill Mining Corp.

Registration Statement on Form S-1

File Number 333-264602

Mesdames Dorin and Brown:

Today Bunker Hill Mining Corp. (the “Company”) has filed Amendment No. 2 to its Registration Statement on Form S-1 to respond to the staff’s letter of comments dated May 24, 2022 (the “Comment Letter”) as further discussed by telephone with Ms. Dorin. The numbered paragraph below corresponds to the numbered comment in the Comment Letter.

1.	The following is an explanation of the securities offered by the prospectus:

Securities Offered	Consists Of

2,853,465 Common Shares Issued in Private Placement Transactions	● 1,471,664 Common Shares issued as part of the non-brokered offering simultaneous with the Special Warrant transaction ● 1,381,801 Common Shares newly registered, issued to service contractors

41,634,258 Common Shares Issuable Pursuant to Special Warrants (including 3,784,933 Common Shares Issuable under Certain Penalty Provisions of the Special Warrants	The underlying Common Shares which will be issued upon the Qualification Event (as defined in the prospectus)

41,634,258 Common Shares Issuable Upon Exercise of Common Stock Purchase Warrant Component of the Special Warrants (including 3,784,933 Common Shares Issuable Upon Exercise of Common Stock Purchase Warrants under Certain Penalty Provisions of the Special Warrants)	The Common Shares that may be issued upon exercise of the warrant component of the Special Warrants

115,109,332 Common Shares Issuable Pursuant to Common Share Purchase Warrants issued in Private Placement Transactions

●     1,471,664 shares that may be issued upon exercise of the warrant component in the non-brokered offering-newly registered

●    113,637,668 shares that may be issued upon exercise of previously registered warrants

The Exhibit 107 has correspondingly been revised..

As we discussed, in light of the limited number of comments and the responses provided hereby we respectfully request expedited review so that we may go effective prior to the end of the week so we can avoid the penalty provisions of the special warrants.

Please call or email with any further questions or comments.

Very truly yours,

/s/ Joseph P. Galda